Exhibit 1.3

For Immediate Release Contact: Bridget Smith Third Avenue Management LLC 622 Third Avenue, 32nd Floor New York, NY 10017 212-906-1164
Third Avenue Management Extends Expiry Date of Offer
September 15, 2006, New York NY — Third Avenue Management LLC (“TAM”) today announced that a notice of extension has been delivered to Computershare Investor Services Inc. extending the offer (the “Offer”) for up to 39,000,000, or 18.17%, of the outstanding common shares (“Shares”) of Catalyst Paper Corporation (“Catalyst”) to expire at 5:00 p.m. Vancouver time on Friday, October 20, 2006. A notice of extension and variation will be mailed shortly to all Catalyst shareholders.
Amendments to the Offer include a condition that requires the shareholder rights plan unilaterally adopted by Catalyst’s board of directors in response to the Offer to be cease traded, waived or redeemed by Catalyst, or become otherwise unexercisable or unenforceable with respect to the Offer. The rights plan effectively prevents taking up and paying for the Shares under the Offer during the 180-day period that the plan is in effect. CTOE LLC and TAM are calling upon Catalyst’s board to waive the rights plan and allow the Offer to proceed in the best interests of Catalyst shareholders. If such a waiver is not forthcoming, CTOE LLC and TAM may file an application to set aside the rights plan to permit the Offer to be completed within a reasonable time.
TAM stated that, contrary to Catalyst’s assertions, the Offer is not coercive of Catalyst shareholders. The Offer provides an opportunity to Catalyst shareholders to receive a cash price for their Shares that is at a substantial premium to the market price of those Shares prior to the announcement of the Offer. TAM will not have “effective” control of Catalyst following the successful completion of the Offer. If sufficient Shares are tendered in the Offer, TAM will exercise control or direction over less than 38% of the Shares. Control remains in the market.
TAM reiterated that the purpose of the Offer is to increase the investment made in Shares by TAM on behalf of its participating client accounts while complying with Canadian securities laws, by making a general Offer open to all Catalyst shareholders. TAM is a registered investment adviser and is a long-term shareholder in Catalyst. It has no intention of acquiring all of the outstanding Shares.

About TAM
TAM is an investment advisory firm that offers its services to mutual funds, private and institutional clients. TAM adheres to a disciplined bottom-up value investment strategy to identify investment opportunities in undervalued securities of companies with high quality assets, understandable businesses and strong management teams that have the potential to create value over the long term. TAM has approximately $24 billion in assets under management and offers value-oriented strategies, through mutual funds, separate accounts and alternative investment vehicles.
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Third Avenue International Value Fund: TAVIX
Third Avenue Small-Cap Value Fund: TASCX
Third Avenue Variable Series Trust
Catalyst Paper Corporation: CTL.TO
THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SOLICITATION OF ANY OFFER TO SELL SHARES IN ANY JURISDICTION. SUCH OFFER WILL BE MADE ONLY BY THE FORMAL OFFER AND THE OFFERING CIRCULAR. NO OFFER WILL BE MADE TO ANY PERSON IN A JURISDICTION WHERE SUCH OFFER IS NOT PERMITTED BY APPLICABLE LAW.
THIRD AVENUE FUNDS ARE OFFERED IN THE UNITED STATES BY PROSPECTUS ONLY AND ARE NOT QUALIFIED FOR DISTRIBUTION IN CANADA. PROSPECTUSES CONTAIN MORE COMPLETE INFORMATION ON ADVISORY FEES, DISTRIBUTION CHARGES, AND OTHER EXPENSES.